Exhibit 99.1

YM BIOSCIENCES ANNUAL MEETING OF SHAREHOLDERS AND LIVE AUDIO WEBCAST

MISSISSAUGA, Canada - December 1st, 2004 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, will hold its Annual and Special Meeting of Shareholders on Wednesday, December 8th, 2004 at 4:30pm at Heenan Blaikie, Royal Bank Plaza, 200 Bay Street, Suite 2600, Toronto, Ontario.

Mr. David G.P. Allan, YM’s Chairman and CEO, will review the important events of the past year and present the Company’s outlook for 2005 and beyond.

What:	Annual and Special Meeting of Shareholders of YM BioSciences Inc.

Where:	Heenan Blaikie, Royal Bank Plaza, 200 Bay Street, Suite 2600, Toronto, Ontario.

When:	Wednesday, December 8th, 2004 at 4:30pm

Webcast:
YM BioSciences’s Annual and Special Meeting will be Webcast in real time. The Webcast can be viewed online starting at 4:30pm at www.ymbiosciences.com or www.financialdisclosure.ca. The Webcast will be archived for 12 months.

About YM BioSciences

YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the Company is developing an EGFr humanized monoclonal antibody that is being tested in glioma and pancreatic cancer in Phase II trials, has completed Phase II trials in head & neck cancer, and is expected to enter a Phase III trial in 2005. A GnRH anti-cancer vaccine is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Email: jsmith@equicomgroup.com

Carolyn McEwen, YM BioSciences Inc.
Tel. +1-905-629-9761
Fax +1-905-629-4959
Email: ir@ymbiosciences.com